APPENDIX E

TERMINATION AGREEMENT

        Termination Agreement (this “Agreement”), dated as of June 4, 2007, by and between National Home Health Care Corp., a Delaware corporation having an address at 700 White Plains Road, Scarsdale, New York 10583 (the “Company”), and Frederick H. Fialkow, an individual having an address at 2940 Bent Cypress Road, Wellington, Florida 33414 (the “Consultant”).

W I T N E S S E T H

          WHEREAS, the Company and the Consultant desire to amend the Consulting Agreement, dated as of November 28, 2006 (as amended, the “Consulting Agreement”), between the Company and the Consultant pursuant to the terms hereof.

          NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Company and the Consultant hereby agree as follows:

            1.        Capitalized Terms.        Capitalized terms used herein but not defined herein have the meanings given to such terms in the Consulting Agreement.

            2.        Termination.        The Consulting Agreement is hereby terminated as of the date hereof, shall be of no further force or effect after the date hereof, and neither the Company nor the Consultant shall have any rights or liabilities thereunder after the date hereof. Subject to Section 3, the Employment Agreement shall be automatically terminated at the Effective Time, shall be of no further force or effect after the Effective Time, and neither the Company nor the Consultant shall have any rights or liabilities thereunder after the Effective Time.

            3.         Covenants.        The Consultant hereby agrees that the covenants contained in Section 11 of the Employment Agreement (relating to confidentiality) and Section 13 of the Employment Agreement (relating to ownership of inventions, discoveries and improvements) shall continue, and shall survive the termination of the Employment Agreement. The Consultant and the Company hereby agree that the provisions of Sections 14 and 15(a) (relating to remedies for a breach of Sections 11, 12 and/or 13) of the Employment Agreement shall continue, and shall survive the termination of the Employment Agreement.

            4.        Applicable Law.        This Agreement shall be deemed to have been made, drafted, negotiated and the transactions contemplated hereby consummated and fully performed in the State of New York and shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules thereof.

            5.         Severability.        If any provision of this Agreement shall be unenforceable under any applicable law, then notwithstanding such unenforceability, the remainder of this Agreement shall continue in full force and effect.

            6.        Counterparts.        This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same agreement.

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          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

NATIONAL HOME HEALTH CARE CORP.

By:	/s/ Robert P. Heller

Name: Robert P. Heller
Title: Chief Financial Officer

/s/ Frederick H. Fialkow

Frederick H. Fialkow